UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. __)*


GT Biopharma, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

36254L209
(CUSIP Number)

June 30, 2023
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

0	Rule 13d-1(b)

1	Rule 13d-1(c)

0	Rule 13d-1(d)

________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	36254L209

1)	Name of Reporting Person	Cytovance Biologics, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	0
	(b)	0

3) SEC Use Only

4)	Cititzenship or Place of Origin	Delaware

	Number of Shares	5)	Sole Voting Power		2,755,817
	Beneficially Owned
	By Each Reporting	6)	Shared Voting Power		0
	Person With
				7)	Sole Dispositive Power		2,755,817

				8)	Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,755,817

10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)	0

11)	Percent of Class Represented by Amount in Row 9	6.8%

12)	Type of Reporting Person (See Instructions)	CO


Item 1(a) Name of Issuer

GT Biopharma, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices

8000 Marina Blvd, Suite 100
Brisbane, CA 94005

Item 2(a) Name of Person Filing

Cytovance Biologics, Inc.

Item 2(b) Address of Principal Business Office or, if None, Residence

800 Research Parkway, Suite 200
Oklahoma City, OK 73104

Item 2(c) Citizenship

Delaware

Item 2(d) Title of Class of Securities

Common Stock, par value $0.001

Item 2(e) CUSIP Number

36254L209

Item 3. Filing Status if filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c)

Not applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	2,755,817

	(b)	Percent of Class:	6.8% (1)

	(c)	Number of Shares as to Which Such Person Has:

		(i)	Sole Power to Vote or to Direct the Vote:	2,755,817

		(ii)	Shared Power to Vote or to Direct the Vote:	0

		(iii)	Sole Power to Dispose or Direct the Disposition of:	2,755,817

		(iv)	Shared Power to Dispose or Direct the Disposition of:	0

(1)	Based on 40,639,688 shares of Common Stock outstanding as of
August 7, 2023, as disclosed by GT Biopharma, Inc. in its Form 10-Q filed with the Securities and Exchange Commission on August 7, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Members of the Group.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of a Group.

Not applicable.

Item 10. Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CYTOVANCE BIOLOGICS, INC.

By	/s/ David Knauss
Name:	David Knauss
Title:	Secretary and Treasurer
Date: September 18, 2023